File No. 70-9757

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
               ___________________________________

                  Pre-Effective Amendment No. 2
                             to the
                            Form U-l
               ___________________________________

                     APPLICATION-DECLARATION
                              under
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
               ___________________________________

                    Entergy Mississippi, Inc.
                      308 East Pearl Street
                        Jackson, MS 39201

       (Name of company filing this statement and address
                 of principal executive offices)
               ___________________________________

                       Entergy Corporation
     (Name of top registered holding company parent of each
                     applicant or declarant)
               ___________________________________

   Carolyn C. Shanks                      Steven C. McNeal
   President and Chief Executive Officer  Vice President and Treasurer
   Entergy Mississippi, Inc.              Entergy Services, Inc.
   308 East Pearl Street                  639 Loyola Avenue
   Jackson, MS 39201                      New Orleans, LA 70113

           (Names and addresses of agents for service)
               ___________________________________

     The Commission is also requested to send copies of any communications in connection with this matter to:

                 Denise C. Redmann, Esq.           John Hood,
           Esq.
                 Entergy Services, Inc. LLP        Thelen Reid &
           Priest
                 639 Loyola Avenue                 40 West 57th
           Street
                 New Orleans, LA 70113             New York, NY
           10019
                 (504) 576-2272                    (212) 603-
           2140
                 (504) 576-4150 (fax)              (212) 503-
           2001 (fax)

                          Betty Collins
                  Wise Carter Child & Caraway,
                    Professional Association
                          P.O. Box 651
                        Jackson, MS 39205
                         (601) 968-5563
                      (601) 968-5519 (fax)
     Item 1, Section A of the Application/Declaration is hereby amended in its entirety and restated to read as follows:

     Item 1.  Description of Proposed Transactions

     Section A.  Overview

     Entergy Mississippi, Inc., a Mississippi corporation ("Company"), and a subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended, ("Holding Company Act"), proposes, from time to time through December 31, 2003, through negotiated public offering or competitive bidding, (1) to issue and sell one or more series of the Company's first mortgage bonds ("Bonds") and/or one or more series of the Company's debentures ("Debentures") in a combined aggregate principal amount of Bonds and Debentures not to exceed $540 million, and/or the purchasing of insurance as collateral security for such Bonds and/or Debentures, and/or (2) to issue and sell (a) through one or more special purpose subsidiaries of the Company, one or more series of preferred securities of such subsidiary having a stated per share liquidation preference ("Entity Interests") and/or (b) one or more new series of the Company's Preferred Stock ("Preferred"), in a combined aggregate amount of Entity Interests and Preferred not to exceed $50 million (the issuance of the Entity Interests to include the issuance of one or more series of the Company's junior subordinated debentures to said special purpose subsidiaries, each series of junior subordinated debentures in an amount not to exceed the amount of the respective series of Entity Interests plus an equity contribution and in addition to, and not to be included in the $540 million combined aggregate principal amount of Bonds and Debentures requested in subsection (1) above), and/or (3) to enter into arrangements for the issuance and sale of one or more series of tax-exempt bonds ("Tax-Exempt Bonds") in an aggregate principal amount not to exceed $46 million for the financing of certain pollution control facilities, including but not limited to sewage and/or solid waste disposal facilities that have not heretofore been the subject of such financing or for the refinancing of outstanding tax-exempt bonds issued for that purpose, including the possible issuance and pledge of one or more new series of Bonds ("Collateral Bonds") as collateral security for such Tax-Exempt Bonds in an aggregate principal amount not to exceed $52 million which amount of said Collateral Bonds is not included in the $540 million combined aggregate principal amount of Bonds and Debentures referred to in subsection (1) above and/or the purchasing of letters of credit and/or insurance as collateral security for such Tax-Exempt Bonds, and/or (4) to enter into arrangements for the issuance of municipal securities in an aggregate principal amount not to exceed $100,000,000 ("Municipal Securities") to be issued in one or more series through a state or local municipal entity ("Municipal Entity") (the financings contemplated in (1) through (4) above being hereinafter collectively referred to as "New Financing Plan"). Each of these proposed transactions is discussed in detail below.

     Item 1, Section G, Paragraph 1 of the
     Application/Declaration is hereby amended in its entirety and restated to read as follows:

     1. The Company also may seek to enter into arrangements for the issuance of Tax-Exempt Bonds, and the Company proposes from time to time through December 31, 2003 to enter into one or more leases, subleases, installment sale agreements, refunding agreements or other agreements and/or supplements and/or amendments thereto (each and all of the foregoing being referred to herein as the "Facilities Agreement") with one or more issuing governmental authorities (each an "Issuer") that will contemplate the issuance and sale by the Issuer(s) of one or more series of Tax-Exempt Bonds in an aggregate principal amount not to exceed $46 million pursuant to one or more trust indentures and/or supplements thereto (individually and collectively, the "Indenture") between the Issuer and one or more trustees (individually and collectively, the "Trustee").

     Item 1, Section H, Paragraph 1 of the
     Application/Declaration is hereby amended in its entirety and restated to read as follows:

     Section H.     Issuance and Sale of Municipal Securities

     1. The Company may also seek to enter into arrangements for the issuance of up to $100,000,000 aggregate principal amount of Municipal Securities. The Company proposes from time to time through December 31, 2003 to enter into one or more agreements, either directly or through an affiliate of the Company, with such governmental authority as may be authorized by state or local law (collectively referred to herein as the "Municipal Entity"), whereby the Municipal Entity will issue securities to the public on behalf of the Company or will loan money to the Company through a bank, an affiliate of the Company, or other person, where the proceeds of such financing will be used to pay certain of the Company's costs. The Company will enter into such arrangements to benefit from certain tax exemptions offered by a state or local taxing authority. Certain purchasers of Municipal Securities may benefit from state or local income tax exemptions on interest they receive from the Municipal Securities.


                            SIGNATURE


          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Pre-effective Amendment No. 2 to the Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


                             ENTERGY MISSISSIPPI, INC.


                               By:      /s/ Steven C. McNeal
                                          Steven C. McNeal
                                    Vice President and Treasurer


Dated:  December 28, 2000